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                                                                Exhibit 99.12(u)

                                February 1, 2008

RiverSource Variable Portfolio-Small Cap Advantage Fund
RiverSource Variable Portfolio-Investment Series, Inc.
734 Ameriprise Financial Center
Minneapolis, MN 55474

RiverSource Variable Portfolio- Small Cap Advantage Fund
RiverSource Variable Series Trust
734 Ameriprise Financial Center
Minneapolis, MN 55474

Ladies and Gentlemen:

     We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement and Plan") dated as of September 11, 2007 between RiverSource Variable Portfolio-Investment Series, Inc., a Minnesota corporation (the "Selling Corporation"), on behalf of one of its series, RiverSource Variable Portfolio- Small Cap Advantage Fund (the "Existing Fund")(1) and RiverSource Variable Series Trust, a Massachusetts business trust (the "Buying Trust"), on behalf of one of its series, RiverSource Variable Portfolio- Small Cap Advantage Fund (the "New Fund")(2). The Agreement and Plan describes a proposed reorganization (the "Reorganization") to occur on the date of this letter (the "Closing Date"), pursuant to which New Fund will acquire all of the assets of the Existing Fund in exchange for units of beneficial interest in New Fund (the "New Fund Units") and the assumption by New Fund of all of the liabilities of the Existing Fund, following which the New Fund Units received by the Existing Fund will be distributed by the Existing Fund to its shareholders (who are described in further detail below) in complete liquidation and termination of the Existing Fund. This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 9(a) of the Agreement and Plan. Capitalized terms not defined herein are used herein as defined in the Agreement and Plan.

     The Existing Fund is a series of the Selling Corporation, which is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Shares of the Existing Fund are redeemable at net asset value at each

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(1)  The Existing Fund is also referred to as the "Selling Fund" in the
     Agreement.

(2)  The New Fund is also referred to as the "Buying Fund" in the Agreement.

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RiverSource Variable Portfolio- Small Cap Advantage Fund        February 1, 2008

shareholder's option. The Existing Fund has elected to be a regulated investment company for federal income tax purposes under section 851 of the Internal Revenue Code of 1986, as amended (the "Code").(3)

     New Fund is a series of the Buying Trust, which is registered under the 1940 Act as an open-end management investment company. Subsequent to the distribution of the New Fund Units by the Existing Fund to Existing Fund shareholders, New Fund will be treated as a partnership that is not a publicly traded partnership for federal income tax purposes pursuant to Treasury Regulation section 301.7701-3 and IRS Private Letter Rulings 200726012 and 200726013 (June 29, 2007).(4)

     The Existing Fund serves, and New Fund will serve as a funding vehicle for annuity contracts and insurance contracts (each, a "Contract") offered by certain insurance companies. Insurance companies establish separate accounts that in turn own shares of the Existing Fund or New Fund in order to fund the respective insurance company's obligations under Contracts that the respective insurance company has written. The insurance companies - in this case, RiverSource Life Insurance Company and RiverSource Life Insurance Co. of New York, each of which is affiliated with the adviser to the Funds, through separate accounts each has established (the "Separate Accounts"), not the owners of the Contracts, are the shareholders of the relevant fund.

     For purposes of this opinion, we have considered the Agreement and Plan, the combined Prospectus/Proxy Statement dated December 1, 2007, including the Form of the Agreement and Plan attached as Exhibit A thereto, and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof (the "Representation Letters"), representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

     In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and Plan and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and Plan and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement and Plan without the waiver or modification of any such terms and conditions;

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(3)  Unless otherwise indicated, all section references are to the Code.

(4) Priv. Ltr. Ruls. 200726012 and 200726013, provided to RiverSource Life Insurance Company on April 4, 2007.

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RiverSource Variable Portfolio- Small Cap Advantage Fund        February 1, 2008

(ii) all representations contained in the Agreement and Plan, as well as those representations contained in the Representation Letters, are true and complete; and (iii) any representation made in any of the documents referred to herein "to the knowledge" (or similar qualification) of any person or party is true without regard to such qualification.

     The facts represented to us in the Representation Letters support the conclusion that, based on the analysis and subject to the considerations set forth below, the Existing Fund's distribution of the New Fund Units will eliminate the tax liability of the Existing Fund on any gain recognized upon the distribution of the New Fund Units to Existing Fund shareholders.

Recognition of Gain Upon Distribution of New Fund Units

     On the Closing Date, the Existing Fund will transfer all of its assets to New Fund in exchange for New Fund Units, and New Fund will assume all the liabilities of the Existing Fund. The Existing Fund will then distribute the New Fund Units to its shareholders. The Existing Fund will recognize capital gain upon the distribution of the New Fund Units to the extent the distribution does not qualify for nonrecognition treatment at the corporate level under section 337 of the Code.(5) In other words, the Existing Fund will recognize gain with respect to the portion of the distribution made to shareholders that are not "80% distributees" within the meaning of section 337(c) of the Code, including those that own less than 80% of the total voting power or value of the stock of the Existing Fund.(6) The amount of capital gain recognized upon liquidation will equal the value of the assets transferred to New Fund less the adjusted basis of such assets, to the extent the assets transferred do not qualify for nonrecognition treatment under section 337.(7)

Distribution of Gain Recognized in the Reorganization

     The Existing Fund avoids an entity-level tax on the gain recognized upon the distribution of the New Fund Units by making a distribution or distributions equal to the amount of such gain that qualifies for the deduction for dividends paid under sections 561 and 562 of the Code (the "dividends-paid deduction"). We believe that the Existing Fund will distribute such gains in a manner qualifying for the dividends-paid deduction through either (i) its distribution of the New Fund Units in complete liquidation within 24 months of the adoption of the plan of liquidation, or (ii) its declaration of a dividend or dividends payable in New Fund Units on or prior to the Closing Date.

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(5)  Code Section 336.

(6)  See Code Sections 332(b) and 1504(a)(2).

(7)  Code Sections 336 and 1001.

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RiverSource Variable Portfolio- Small Cap Advantage Fund        February 1, 2008

     Regulated investment companies ("RICs") satisfy their distribution requirements to qualify for tax treatment under subchapter M of the Code and to avoid entity level taxes by making distributions that qualify for the dividends-paid deduction.(8) Section 852(a)(1) states that the provisions of subchapter M shall not apply to a regulated investment company for a taxable year unless the RIC's deduction for dividends paid equals or exceeds 90% of the sum of its investment company taxable income (as that term is defined in Code
Section 852(b)(2), without regard to the deduction for dividends paid) and net tax-exempt interest income, for such year. This is called the "Distribution Requirement." Additionally, RICs must distribute at least 98% of their income and gain to avoid paying an excise tax on undistributed income under section 4982 and must distribute all their income and gain to avoid any liability for income tax under Code Section 852(b). In the case of corporations eligible to reduce their tax at the corporate level by distributing their income and gains, whether a distribution qualifies for the dividends-paid deduction is determined under sections 561 and 562 of the Code.

     Under section 562, distributions that qualify as dividends under section 316 of the Code ("Section 316 dividends") qualify for the dividends-paid deduction,(9) provided that they are not "preferential dividends," as set forth in section 562(c). To be non-preferential, a dividend must be made pro rata, with no preference to any share as compared with other shares of the same class and with no preference to one class of stock as compared with another class, except to the extent a class is entitled to a preference.(10)

     RICs generally distribute most of their income and gain through Section 316 dividends. A Section 316 dividend is any distribution made by a corporation to its shareholders out of its accumulated and current earnings and profits.(11) Thus, a distribution by a RIC in excess of its earnings and profits will not qualify for the dividends-paid deduction and may not be used to satisfy the RIC's distribution requirements.

     Provided they are not also preferential, certain distributions in redemption of a RIC's shares also qualify for the dividends-paid deduction and thus can be used to meet the RIC's Distribution Requirement and to reduce and/or eliminate the entity-level tax imposed on a RIC.(12)

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(8)  Code Sections 852 and 4982.

(9)  Code Section 562(a).

(10) Id.

(11) Code Section 316(a). The Code does not define the term "earnings and profits." Section 312 is the only "statutory guide" to the phrase; it provides rules explaining the effect on earnings and profits of various corporate transactions.

(12) Code Section 562(b).

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RiverSource Variable Portfolio- Small Cap Advantage Fund        February 1, 2008

Specifically, under section 562(b)(1)(B) of the Code, a liquidating distribution is treated as a dividend for purposes of the dividends-paid deduction to the extent of the RIC's earnings and profits so long as the RIC is not a personal holding company.(13) Even if a RIC were to have a deficit in earnings and profits on the first day of the taxable year in which the liquidating distribution is made, the dividends-paid deduction is allowed to the extent of current earnings and profits.(14) Furthermore, capital gains are included and capital losses are excluded in computing the RIC's current earnings and profits for the taxable year in which the liquidating distribution is made.(15)

     The Existing Fund's distribution in liquidation of the New Fund Units to its shareholders will qualify for the dividends-paid deduction under section 562(b)(1)(B) to the extent of the Existing Fund's earnings and profits at the end of the taxable year ending on the Closing Date, including the gain recognized upon the distribution of the New Fund Units. First, as part of the Agreement and Plan, the Existing Fund adopted a plan of complete liquidation dated as of September 11, 2007 and will completely liquidate within 24 months of the adoption of the plan.

Thus, the distribution meets the requirement of Section 562(b)(1)(B) that the complete liquidation of the RIC occur within 24 months of the adoption of a plan of liquidation. Second, as noted in the Agreement and Plan, the Existing Fund's distribution of the New Fund Units to each shareholder "represents the respective pro rata number of full and fractional shares due to each such shareholder" of the Existing Fund.(16) Thus, the distribution will not be viewed as a preferential dividend under section 562(c).(17)

     Third, the Existing Fund will not constitute a personal holding company for purposes of section 562 of the Code. Under section 542, subject to exceptions for certain types of corporations, if at least 60 percent of a corporation's "adjusted ordinary gross income" (as defined in section 543(b)(2)) is classified as "personal holding company income" (as defined in section 543(a) -- essentially passive income) and at any time during the last half of the taxable year more than 50 percent in value of the corporation's outstanding stock was owned, directly or indirectly, by or for not more than five "individuals" (within the meaning of section 542(a)(2)), the corporation is a personal holding company.(18) Section 544 further provides that in the case of

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(13) Code Section 562(b)(1)(B); Treas. Reg. Section 1.562-1(b)(1)(ii)(b).

(14) Treas. Reg. Section 1.562-1(b)(1)(ii)(b). Current earnings and profits take into account only earnings and losses of the current tax year and do not take into account any surplus or deficit in earnings and profits from prior tax years.

(15) Treas. Reg. Section 1.562-1(b)(1)(ii)(b).

(16) Section 4 of the Form of Agreement and Plan.

(17) Id.

(18) Code Section 542(a).

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RiverSource Variable Portfolio- Small Cap Advantage Fund        February 1, 2008

stock owned by a corporation, the shareholders of such corporation are considered the owners of the stock in proportion to their ownership of the corporation. As represented in Private Letter Rulings 200726012 and 200726013, for federal income tax purposes, all the interests in the Existing Fund held through a Separate Account are owned by RiverSource Life Insurance Company or RiverSource Life Insurance Co. of New York, the issuers of the Contracts. (19) Because Ameriprise Financial Inc., the parent company of each of RiverSource Life Insurance Company and, indirectly through RiverSource Life Insurance Company, RiverSource Life Insurance Co. of New York, is widely held, more than 50 percent of the shares of the Existing Fund were held for the benefit of more than five "individuals" (within the meaning of section 542(a)(2)) (i) at all times during the last half of the taxable year ending on December 31, 2007 and
(ii) at all times during the short taxable year beginning on January 1, 2008 and ending on the Closing Date.(20) The Existing Fund will therefore not constitute a personal holding company for the year in which the Reorganization occurs.(21)

     Finally, the capital gain recognized by the Existing Fund upon the distribution of the New Fund Units will be included in the Existing Fund's earnings and profits for the taxable year ending on the Closing Date.(22) Therefore, the Existing Fund will have enough earnings and profits to distribute all such capital gain (or, if reduced by current-year losses occurring prior to the distribution of the New Fund Units, any net gains as are required to be distributed in order to meet the Distribution Requirement and to eliminate any tax on such gains at the Fund level) in a distribution that qualifies for dividends-paid deduction pursuant to section 562(b)(1)(B) of the Code. As a result, the Fund will meet its Distribution Requirement and will not be subject to an entity-level tax with respect to such gains for the taxable year ending on the Closing Date.

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(19) See also Rev. Rul. 74-4, 1974-1 C.B. 51 (ruling that a life insurance company was the owner of assets in the company's general account and assets in segregated accounts); Rev. Rul. 78-204, 1978-1 C.B. 216 (ruling that a segregated asset account of a life insurance company was not taxable as an organization separate from the life insurance company).

(20) Code Section 542(a).

(21) See Code Sections 542(a) and 544. In the alternative, if the Contract holders who funded the Separate Accounts were viewed as owners of the Existing Fund for purposes of section 542, because the Contract holders are also widely dispersed, more than 50 percent of the shares of the Existing Fund were held for the benefit of more than five "individuals" (within the meaning of section 542(a)(2)) (i) at all times during the last half of the taxable year ending on December 31, 2007 and (ii) at all times during the short taxable year beginning on January 1, 2008 and ending on the Closing Date. In such a case, the Existing Fund would also not constitute a personal holding company for the year in which the Reorganization occurs.

(22) Section 312(b) states that on the distribution by a corporation, with respect to its stock, of any appreciated property, the earnings and profits will be increased by the amount of the excess of the fair market value of the property over its adjusted basis.

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RiverSource Variable Portfolio- Small Cap Advantage Fund        February 1, 2008

     In the unlikely event section 562(b)(2)(B) of the Code were found not to apply to the distribution of the New Fund Units, we believe that the Existing Fund would meet its Distribution Requirement and eliminate any entity-level tax thereon through dividends it has declared. The Existing Fund declared to Existing Fund shareholders of record on or prior to the Closing Date a dividend or dividends, in proportion to the Existing Fund shareholder's holdings and in the form of New Fund Units, having the effect of distributing all gain, including any capital gain recognized upon the distribution of the New Fund Units, of the Existing Fund to the extent not previously distributed. Such distribution of New Fund Units will therefore be made out of the earnings and profits of the Existing Fund (i.e., the capital gains recognized upon the distribution of the New Fund Units) and will qualify for tax treatment as a
Section 316 dividend under the Code.(23) In addition, because such dividend or dividends will be made on a pro rata basis, it will not be a "preferential" dividend within the meaning of section 562(c). Thus, such distribution in the form of a dividend will qualify for the dividends-paid deduction under section 561(a) of the Code.

Opinion

     Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that, for U.S. federal income tax purposes, the Existing Fund's distribution of the New Fund Units will eliminate the tax liability of the Existing Fund on any gain recognized upon the distribution of the New Fund Units to Existing Fund shareholders.

     This opinion does not address the tax consequences of the Reorganization to the Existing Fund shareholders.

     You should recognize that our opinions are not binding on the IRS. No ruling has been or will be obtained from the IRS as to the subject matter of the above opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

     Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based

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(23) Section 316(a)(2). The distribution of New Fund Units would not constitute a liquidating distribution (to the extent of earnings and profits) if the distribution is made pursuant to a corporate dividend declared by the Existing Fund.

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RiverSource Variable Portfolio- Small Cap Advantage Fund        February 1, 2008

may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above. We undertake no obligation to update or supplement this opinion to reflect any such changes that may occur.

                                        Very truly yours,


                                        /s/ Ropes & Gray LLP
                                        Ropes & Gray LLP